Mail Stop 6010


						March 30, 2006

Mr. David J. Aldrich
Chief Executive Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA   01801


Re:	Skyworks Solutions, Inc.
      Form 10-K for the year ended September 30, 2005
      Filed December 14, 2005
      File No. 1-05560

Dear. Mr. Aldrich:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant